Mail Stop 3561

June 2, 2006

BY U.S. Mail and Facsimile [(612) 225 - 3523]

Ms. Kaye R. O'Leary
  Chief Financial Officer
BUCA INC.
1300 Nicollet Mall, Suite 5003
Minneapolis, Minnesota 55403

>   **Re: BUCA, Inc.**
>   **Supplemental response letter dated May 23, 2006, regarding the Form**
>   **10-K for fiscal year ended December 25, 2005**
>   **File No. 0-25721**

Dear Ms. O'Leary:

We have reviewed your supplemental response letter to us dated May 23, 2006 in response to our letter of comment dated May 4, 2006 and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings with us. Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing the information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within five (5) business days.

Kaye R. O'Leary
BUCA, Inc.
June 2, 2006
Page 2

FORM 10-Q for the Quarter Ended March 26, 2006

Item 4.Controls and Procedures, page 22

1.   We note your conclusion that, as of March 26, 2006, your disclosure controls and
        procedures remained ineffective to ensure that information required to be disclosed in
        filed reports is recorded, processed, summarized and reported within specified time
        periods due to material weaknesses in internal control that have not yet been remediated.
        In view of these events and conditions, please tell us why you and your independent
        accountants believe that your interim financial statements may be relied upon. Your
        response should be detailed and specific.

                                        ****

        You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328, or Ms.
Margery Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding
comments on the financial statements and related matters. Please contact me at (202) 551-3211
with any other questions.

                                        Sincerely,

                                        David R. Humphrey
                                        Accounting Branch Chief